IPA and RIBOPRO Partner to Advance mRNA-Driven Antibody Discovery, Unlocking New Frontiers in Immunotherapy

AUSTIN, Texas--(BUSINESS WIRE)--February 26, 2025--ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) (“IPA” or the “Company”), a global leader in AI-powered antibody discovery and development, today announced a strategic collaboration with RIBOPRO, a pioneering technology provider specializing in mRNA and lipid nanoparticle (LNP) technologies. This collaboration seeks to revolutionize the discovery and development of therapeutic antibodies by integrating RIBOPRO’s advanced mRNA-based antigen expression expertise with IPA’s in silico and wet-lab antibody discovery capabilities.

The collaboration leverages RIBOPRO’s expertise in mRNA sequence optimization and LNP-based delivery with IPA’s advanced B-cell screening, single-cell analysis, and deep-learning AI-driven discovery workflows. Together, the two companies aim to accelerate and enhance the development of novel therapeutics by improving antigen presentation and immune responses, a critical step in antibody discovery.

Transforming Antibody Discovery with mRNA Technology

The success of generating therapeutic lead antibodies towards complex antigens using traditional immunization-based discovery platforms may be hampered by challenges associated with the proper expression of these antigens. By leveraging RIBOPRO’s proprietary mRNA and LNP technologies, this partnership enables precise, efficient antigen expression, thereby facilitating potentially more effective immune responses and possibly accelerating the path to discovering novel antibody therapeutics.

“Partnering with ImmunoPrecise Antibodies enables us to push the boundaries of mRNA-based immunization for therapeutic antibody discovery,” said Sander van Asbeck, CEO of RIBOPRO. “By integrating our expertise in mRNA design and nanoparticle delivery with IPA’s cutting-edge antibody discovery and engineering capabilities, we can address longstanding challenges in antigen expression, bringing forth new possibilities for precision therapeutics.”

Driving Innovation in AI-Powered Antibody Discovery

IPA’s approach combines advanced AI-driven analytics with highly specialized wet-lab methodologies to design and optimize antibodies with the highest clinical relevance. The integration of mRNA immunization into IPA’s workflow is expected to further enhance the precision and efficiency of their antibody discovery pipeline.

“We are enthusiastic to expand our toolbox for the discovery of novel therapeutic antibodies with a state-of-the-art mRNA immunization platform in this alliance,” said Dr. Ilse Roodink, CSO of ImmunoPrecise Antibodies. “Combining RIBOPRO’s and IPA’s unique expertise further strengthens our commitment to be at the forefront of solving complex challenges with innovative and high-quality solutions.”

About RIBOPRO

RIBOPRO is a Netherlands-based technology and service provider specializing in mRNA and lipid nanoparticle (LNP) technologies. Founded in 2020, RIBOPRO develops and manufactures high-quality mRNA and LNPs while offering innovative solutions, including sequence optimization algorithms and a proprietary LNP platform. These technologies are designed to enhance immune responses, improve safety profiles, and enable targeted mRNA delivery beyond the liver. RIBOPRO provides CMO, CDMO, and CRO services to biotech and pharmaceutical companies seeking next-generation solutions for mRNA therapeutics.

For more information, visit www.ribopro.eu

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) is a biotherapeutic research and technology company specializing in AI-driven antibody discovery and development. Through its subsidiaries—including Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd., and ImmunoPrecise Antibodies (Europe) B.V.—IPA delivers an end-to-end solution for the development of next-generation antibody therapeutics. The company integrates systems biology, multi-omics modeling, and artificial intelligence to enable the discovery of highly specialized, fully human therapeutic antibodies tailored to challenging disease targets.

For more information, visit www.ipatherapeutics.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements often include words such as “expects,” “intends,” “anticipates,” “believes,” or variations thereof, or state that certain actions, events, or results “may,” “will,” “could,” or “might” occur. These statements relate to, among other things, the anticipated benefits and impact of the collaboration between ImmunoPrecise Antibodies Ltd. (“IPA”) and RIBOPRO, the potential for mRNA-based antigen expression to enhance antibody discovery and development, and the ability of the partnership to accelerate the creation of novel immunotherapies.

Although the Company believes it has a reasonable basis for these forward-looking statements, they are based on current expectations, assumptions, and projections about future events that involve risks and uncertainties. Actual results may differ materially from those expressed or implied due to factors largely beyond the Company’s control, including risks related to scientific and technological developments, regulatory approvals, industry competition, and broader market conditions.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied herein. Additional information on risks and uncertainties can be found in the Company’s Annual Report on Form 20-F, as amended, for the year ended April 30, 2024, (available on the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar). Should any of these risks materialize, actual results could vary significantly. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect the Company’s expectations only as of the date of this release. The Company assumes no obligation to update or revise these statements, except as required by law.

Contacts

Media Contact:

Silvy van Tuijl

Chief of Staff, RIBOPRO

info@ribopro.eu

+31 85 060 67 62

Investor Contact: investors@ipatherapeutics.com